Exhibit 99.1

Nothing in this electronic transmission constitutes or contemplates an offer to buy or the solicitation of an offer to sell securities in the United States or in any other jurisdiction.

This does not constitute and should not be considered as an advertisement, invitation, sale, an offer to sell, offer to purchase, or a solicitation to sell or solicitation to purchase or subscribe for securities (whether to the public or by way of private placement) within the meaning of the (Indian) Companies Act, 2013, as amended from time to time or other applicable laws, regulations and guidelines of India, nor shall it or any part of it form basis of or relied on in connection with any contract, commitment or any investment decision in relation thereto in India. This is not an offer document or an OM or a “private placement offer cum application letter” or a “prospectus” under the (Indian) Companies Act, 2013, as amended from time to time, the Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2018, as amended from time to time or any other applicable law in India and no such document will be circulated or distributed to any person in India.

Singapore Exchange Securities Trading Limited (“SGX-ST”) takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Azure Power Solar Energy Private Limited

Azure Power Energy Ltd

(each incorporated in Mauritius with limited liability)

Solicitation of Consents to amend certain provisions of the Indentures relating to the 2024 Notes and the 2026 Notes

Notes Description	CUSIP / ISIN / Common Code		Principal Amount	Consent Fee
	Rule 144A	Regulation S
5.65% Senior Notes due 2024 issued by Azure Power Solar Energy Private Limited (the “2024 Notes”)	CUSIP: 05502TAA6 ISIN: US05502TAA60 Common Code: 199526375	CUSIP: V04008AA2 ISIN: USV04008AA29 Common Code: 199527568	US$350,101,000	US$6 per US$1,000 principal amount of the Notes
3.575% Senior Notes due 2026 issued by Azure Power Energy Ltd (the “2026 Notes” and, together with the 2024 Notes, the “Notes”)	CUSIP: 05502V AA1 ISIN: US05502VAA17 Common Code: 237768736	CUSIP: V0002U AA5 ISIN: USV0002UAA52 Common Code: 237768752	US$414,000,000(1)	US$6(2) per US$1,000 principal amount of the Notes

Notes:	(1)	The aggregate principal amount of the 2026 Notes of US$414,000,000 is subject to a pool factor of 0.8631 (the “2026 Notes Pool Factor”) following partial mandatory amortization redemptions pursuant to the terms and conditions of the 2026 Notes. The aggregate outstanding principal amount of the 2026 Notes following such partial mandatory amortization redemptions is US$357,323,400.
	(2)	The Consent Fee for the 2026 Notes will be paid following the application of the 2026 Notes Pool Factor.

December 8, 2023

On November 28, 2023, Azure Power Solar Energy Private Limited and Azure Power Energy Ltd (each an “Issuer” and collectively the “Issuers”) announced the launch of a consent solicitation (the “Consent Solicitation”) seeking consents of the Noteholders of each of the 2024 Notes and 2026 Notes to amend certain terms of (A) the indenture dated as of September 24, 2019 (the “2024 Indenture”) among Azure Power Solar Energy Private Limited as issuer, Azure Power Global Limited as parent (the “Parent”) and HSBC Bank U.S.A., National Association, as trustee (the “Trustee”), notes collateral agent (the “Notes Collateral Agent”) and common collateral agent (the “Common Collateral Agent” and together with the Notes Collateral Agent, the “Collateral Agents”), and (B) the indenture dated as of August 19, 2021 (the “2026 Indenture” and together with the 2024 Indenture, the “Indentures”) among the Azure Power Energy Ltd as issuer, the Parent, the Trustee and the Common Collateral Agent, as set forth in the consent solicitation statement dated November 28, 2023 (the “Consent Solicitation Statement”). Capitalised terms used but not defined in this announcement have the same meaning given to them in the Consent Solicitation Statement.

The Issuers have today announced the results of the Consent Solicitation. The deadline to submit consent instructions expired at 5:00 p.m., New York City time on December 7, 2023 (the “Consent Expiration Deadline”). The Issuers hereby confirm that Noteholders holding U.S.$347,040,000 in the aggregate principal amount of the 2024 Notes (which represents 99.13% of the aggregate principal amount of 2024 Notes outstanding) and U.S.$354,838,535 in the aggregate principal amount of the 2026 Notes (which represents 99.30% of the aggregate principal amount of 2026 Notes outstanding (after application of the Pool Factor)) validly delivered their consents to the Proposed Amendments prior to the Consent Expiration Deadline. As such, the Requisite Consent Condition which requires receipt of valid consents with respect to a majority in aggregate principal amount of each of the outstanding 2024 Notes and 2026 Notes has been satisfied.

To implement the Proposed Amendments, each of the Issuers, the Parent, the Trustee and the Collateral Agents will execute a supplemental indenture (each a “Supplemental Indenture” and together, the “Supplemental Indentures”). Subject to the satisfaction or waiver of other conditions set forth in the Consent Solicitation Statement and as soon as reasonably practicable following the Consent Expiration Deadline, the relevant Issuer will pay, or procure to be paid (via the Paying Agent), a cash payment of US$6 for each US$1,000 principal amount of Notes (rounded to the nearest cent with half a cent rounded upwards and as adjusted for the 2026 Notes by the 2026 Notes Pool Factor in the case of the 2026 Notes) to Noteholders who have properly delivered valid Consents with respect to the 2024 Notes or the 2026 Notes on or before the Consent Expiration Deadline.

The Issuers expect to pay the Consent Fee to the consenting Noteholders on or prior to December 18, 2023 and will make an announcement as soon as practicable after such Consent Fee has been paid.

For Further Information

A complete description of the procedures for the Consent Solicitation is set out in the Consent Solicitation Statement. The Consent Solicitation Statement can be obtained from the Consent Website: https://projects.morrowsodali.com/azurepower (the access to which is subject to eligibility confirmation and registration). Any questions or requests for assistance related to the Consent Solicitation Statement or related documents may be directed to the Information and Tabulation Agent.

A Noteholder (or a beneficial owner that is not a Noteholder) may also contact the Solicitation Agents or the Information and Tabulation Agent at their respective contact details set forth below or their broker, dealer, bank, trust company or other nominee for assistance concerning this Consent Solicitation.

Information and Tabulation Agent:

Morrow Sodali Limited

In Hong Kong	In London	In Stamford

29/F, No. 28 Stanley Street Central, Hong Kong Telephone: +852 2319 4130	103 Wigmore Street W1U 1QS Telephone: +44 20 4513 6933	333 Ludlow Street, 5th Floor South Tower, CT 06902 Telephone: +1 203 658 9457

Email: azurepower@investor.morrowsodali.com

Consent Website: https://projects.morrowsodali.com/azurepower

Any questions regarding the terms of the Consent Solicitation should be directed to the Solicitation Agents

Solicitation Agents

Barclays Bank PLC 1 Churchill Place Canary Wharf London E14 5HP United Kingdom Phone: +44 20 3134 8515 Email: eu.lm@barclays.com

The Hongkong and Shanghai Banking Corporation Limited
Level 17, HSBC Main Building
1 Queen’s Road Central
Hong Kong
Phone: +852 3941 0223 (Hong Kong)
+44 207 992 6237 (London)

+1 212 525 5552 (New York)

US Toll Free: 1-888-HSBC-4LM
Email: liability.management@hsbcib.com

MUFG Securities Asia Limited Singapore Branch 7 Straits View #23-01 Marina One East Tower Singapore 018936 Email: Project_Phoenix_LM@spr.sc.mufg.jp

This notice is given by:

Azure Power Solar Energy Private Limited

Azure Power Energy Ltd

Disclaimer

This announcement must be read in conjunction with the Consent Solicitation Statement. The Consent Solicitation Statement contains important information that should be read carefully before any decision is made with respect to the Consent Solicitation in respect of the Notes.

Any individual or company whose Notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee must contact such entity if it wishes to participate in the Consent Solicitation.

Distribution Restrictions

Neither this announcement nor the Consent Solicitation Statement constitutes or forms part of, and should not be construed as, an offer for sale or subscription of, or a solicitation of any offer to buy or subscribe for, any securities of the Issuers or any other entity.

The distribution of this announcement and the Consent Solicitation Statement in certain jurisdictions may be restricted by law. Persons into whose possession this announcement or the Consent Solicitation Statement comes are required by the Issuers, the Solicitation Agents and the Information and Tabulation Agent to inform themselves about, and to observe, any such restrictions. This announcement and any materials relating to the Consent Solicitation do not constitute, and may not be used in connection with, any form of offer or solicitation in any place where such offers or solicitations are not permitted by law.

If a jurisdiction requires that the Consent Solicitation be made by a licensed broker or dealer and any of the Solicitation Agents or their respective affiliates is such a licensed broker or dealer in that jurisdiction, the Consent Solicitation shall be deemed to be made by such Solicitation Agent or such affiliate, as the case may be, on behalf of the Issuers in such jurisdiction where it is so licensed and the Consent Solicitation is not being made in any such jurisdiction where none of the Solicitation Agents or their respective affiliates are so licensed.

4